UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-37399

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kearny Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kearny Financial Corp.
120 Passaic Avenue
Fairfield, New Jersey 07004

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
AND TRUST

Financial Statements
and
Supplemental Schedule

December 31, 2014 and 2013

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
TABLE OF CONTENTS
December 31, 2014 and 2013

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) Schedule of Assets (Held at End of Year)	15

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Kearny Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust
Fairfield, New Jersey

We have audited the accompanying statements of net assets available for benefits of the Kearny Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

New York, New York
June 24, 2015

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2014	2013
Assets
Investments at Fair Value:
Investment in mutual fund, short-term fund	$ 73	$ 6,685
Employer common stock	7,620,415	6,310,729
Interest in common/collective trusts:
Conservative Strategic Balanced SL Fund - Class 1	489,516	467,987
Moderate Strategic Balanced SL Fund - Class 1	874,873	764,375
Aggressive Strategic Balanced SL Fund - Class 1	443,240	375,725
S&P 500 Index NL Series Fund - Class A	2,096,088	1,806,667
Invesco Stable Value Fund - Pentegra Class	-	2,257,590
Reliance Trust Stable Value Fund - Series 25053 - Class 0	2,354,228	-
S&P Midcap Index NL Series Fund - Class A	2,380,534	2,182,929
S&P Large Cap Value Index SL - Class 1	-	876,045
S&P Large Cap Growth Index SL - Class 1	-	1,322,827
Russell Large Cap Value Index NL Series Fund - Class A	894,038	-
Russell Large Cap Growth Index NL Series Fund - Class A	1,524,745	-
Russell Small Cap Index NL Series Fund - Class A	1,343,730	1,394,964
NASDAQ 100 Index NL Series Fund - Class A	1,141,745	902,928
International Index NL Series Fund - Class A	477,935	456,765
U.S. Long Treasury Index NL Series Fund - Class A	842,267	622,290
REIT Index NL Series Fund - Class A	798,984	397,277
Short-Term Investment Fund - Class A	1,173,678	1,109,050
Target Retirement Funds - Class A - 2010-2055	321,796	336,843
U.S. Bond Index NL Fund - Class A	110,243	60,651
Total investments	24,888,128	21,652,327

Notes receivable from participants	951,606	803,174
Due from broker for sales of investments	8,604	7,782

Total assets	25,848,338	22,463,283
Liabilities
Due to broker for purchase of investments	7,623	6,699
Other liabilities	-	7,626

Net assets available for benefits at fair value	25,840,715	22,448,958

Adjustments from Fair Value to Contract Value for
Fully Benefit-Responsive Investment Contracts	(78,026)	(27,384)

Net assets available for benefits	$ 25,762,689	$ 22,421,574

See accompanying notes to financial statements.

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31

Additions to:	2014	2013
Investment income:
Interest and dividends	$ 2,468	$ 2,193
Net appreciation in fair value of investments	2,574,505	3,418,889

Total investment income	2,576,973	3,421,082

Less: Investment expenses	(6,409)	(5,220)

Net investment income	2,570,564	3,415,862

Interest income on notes receivable from participants	35,226	30,316

Contributions:
Participants	1,239,759	1,118,615
Employer	575,665	527,306
Rollover	297,279	-

Total contributions	2,112,703	1,645,921

Total additions	4,718,493	5,092,099

Deductions from:
Benefits paid to participants	1,270,446	1,492,133
Administrative expenses	106,932	93,875

Total deductions	1,377,378	1,586,008

Net increase	3,341,115	3,506,091

Net Assets Available for Benefits
Beginning of year	22,421,574	18,915,483

End of year	$ 25,762,689	$ 22,421,574

See accompanying notes to financial statements.

Kearny Federal Savings Bank Employees' Savings & Proift Sharing Plan & Trust

Notes to Financial Statements

Note 1 – Description of the Plan

The following brief description of the provisions of the Kearny Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Agreement for more complete information.

Participation:
The Plan is a voluntary defined contribution plan which covers all eligible employees who have elected to participate.  Employees were eligible to participate in the Plan after performance of 1,000 hours of service in a 12 consecutive month period and attainment of the age of 21.  Effective March 1, 2014, all employees are eligible to participate in the Plan after performance of 250 hours of service in a 3 consecutive month period and attainment of the age of 21.  The participant becomes eligible the first day following the eligibility month.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions:
Kearny Federal Savings Bank (“Employer Company”) has voluntarily agreed to make a matching contribution of 100% of the participant’s salary deferral contributions, up to a maximum of 3% of the participant’s compensation.  A participant may also elect to contribute voluntarily up to 75% of his or her salary, subject to applicable limits established in the Internal Revenue Code (“Code”), which will not be matched by the Employer Company beyond the extent noted above.  Compensation is defined as base salary plus overtime.

Participant Accounts:
Each participant’s account is credited with the participant’s and Employer’s contributions, an allocation of the Plan’s earnings (including appreciation or depreciation of Plan assets) and charges for withdrawals.  Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Loan and disbursement processing fees are charged to the respective participant accounts. Other administrative expenses are allocated based on transactions made.

Vesting:
Participants are 100% vested immediately in both the participant and Employer Company contributions, including rollover contributions, and actual earnings thereon.

Retirement:
Upon termination of employment, a participant may leave his or her account with the Plan and defer commencement of receipt of his or her vested balance until April 1 of the calendar year following the calendar year in which he or she attains age 70½, except to the extent that the vested account balance as of the date of termination is less than $500, in which case the interest in the Plan will be cashed out.  Participants may make withdrawals from their accounts at any time after terminating employment and may continue to change investment instructions with respect to their remaining account balance and make withdrawals.  Participants may elect, in lieu of a lump sum payment, to be paid in annual installments with the right to take in a lump sum the vested balance of their account at any time during such payment period.  Participants may also receive distributions in the form of Kearny Financial Corp. common stock.  Normal retirement age is 65.

Disability:
If a participant is disabled in accordance with the definition of disability under the Plan, he or she will be entitled to the same withdrawal rights as if terminating employment.

Kearny Federal Savings Bank Employees' Savings & Proift Sharing Plan & Trust

Notes to Financial Statements

Note 1 – Description of the Plan (continued)

Pre-Retirement Death:
Upon death, the value of a participant’s account will be payable to his or her beneficiary. This payment will be made in the form of a lump sum, unless the payment would exceed $500 and the participant had elected prior to death that the payment be made in annual installments over a period not to exceed 5 years (10 years if a spouse is the beneficiary).  If such an election is not in effect at the time of death, the beneficiary may elect to receive the benefit in the form of a lump sum distribution, annual installments over a period not to exceed 5 years (10 years if a spouse is the beneficiary) or make withdrawals as often as once per year, except that any balance remaining must be withdrawn by the 5th anniversary (10th anniversary if a spouse is the beneficiary) of the participant’s death.

Notes Receivable from Participants:
In accordance with the Plan, the minimum amount a participant can borrow is $1,000. The maximum amount the participant can borrow is the lesser of (i) $50,000 or (ii) one-half (1/2) of the vested balance of the participant’s account.  Interest rates charged on participant loans range between 4.25% and 6.25% which are commensurate with the Prime Rate plus 1%, fixed for the term of the loan.  Principal and interest are paid ratably through payroll deductions.  Loan terms range from one to five years or greater for the purchase of a primary residence.  Effective March 1, 2014, the Plan limits the number of participant loans outstanding to an individual participant at a given time to three loans.

Investment Options:
Participants may direct that contributions be invested in any one, or combination, of the following investment options below at 1% increments.  Fund balances may be transferred between the funds at the discretion of the participant without restriction.  Participants may change their investment elections at any time.

A.	Common/Collective Trusts:

1.
Conservative Strategic Balanced SL Fund, Class 1 offers a broad diversification and a disciplined rebalancing process by investing approximately 75% U.S. bonds, 20% U.S. stocks and 5% in international stocks.

2.
Moderate Strategic Balanced SL Fund, Class 1 portfolio is for the investor with a “moderate” risk profile. The fund seeks to offer a broad diversification and a disciplined rebalancing process by investing approximately 45% U.S. stocks, 10% in international stocks and 45% in U.S. bonds.

3.
Aggressive Strategic Balanced SL Fund, Class 1 portfolio is for the investor with an “aggressive” risk profile. The fund seeks to offer a broad diversification and a disciplined rebalancing process by investing approximately 70% U.S. stocks, 15% in international stocks and 15% in U.S. bonds.

4.
S&P 500 Index NL Series Fund, Class A seeks to offer broad, low cost exposure to the stocks of large U.S. companies comprising the S&P 500. The Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500 Index over the long term.

5.
S&P Large Cap Value SL Fund, Class 1 seeks to offer broad exposure to large U.S. value stocks. The Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500 Value Index over the long term.

Kearny Federal Savings Bank Employees' Savings & Proift Sharing Plan & Trust

Notes to Financial Statements

Note 1 – Description of the Plan (continued)

6.
S&P Large Cap Growth SL Fund, Class 1 seeks to offer a broad exposure to stocks of large U.S. companies considered to have above average growth potential. The Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500 Growth Index over the long term.

7.
Russell Large Cap Value Index NL Series Fund, Class A seeks to offer broad exposure to large U.S. value stocks. The Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 1000 Value Index over the long term.

8.
Russell Large Cap Growth Index NL Series Fund, Class A seeks to offer a broad exposure to stocks of large U.S. companies considered to have above average growth potential. The Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 1000 Growth Index over the long term.

9.
S&P Mid Cap Index NL Series Fund, Class A seeks to offer broad, low cost exposure to the stocks of medium sized U.S. companies. This Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P Mid Cap 400 Index over the long term.

10.
Russell Small Cap Index NL Series Fund, Class A seeks to offer broad, low cost exposure to stocks of small U.S. companies and is intended for medium to long-term investors seeking the potential high return from investing in smaller U.S. companies.  The Funds seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term.

11.
NASDAQ 100 Index NL Series Fund, Class A seeks to offer low cost exposure to the stocks of large, non-financial U.S. and international companies listed on the NASDAQ Stock Market. The Funds seeks an investment return that approximates as closely as practicable, before expenses, the performance of the NASDAQ-100 Index over the long term.

12.
International Index NL Series Fund, Class A seeks to offer broad, low cost exposure to international stocks of companies in the developed markets of Europe, Australia and Far East.  The Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the MSCI EAFE Index over the long term.

13.
REIT Index NL Series Fund, Class A seeks to offer broad, low cost exposure to the U.S. commercial real estate securities market. The Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Dow Jones U.S. Select Index over the long term.

14.
Short-Term Investment Fund, Class A seeks to offer safety of principal and a competitive yield to maximize current income. The fund invests in a diversified portfolio of U.S. dollar-denominated securities.

Kearny Federal Savings Bank Employees' Savings & Proift Sharing Plan & Trust

Notes to Financial Statements

Note 1 – Description of the Plan (continued)

15.
U.S. Long Treasury Index NL Series Fund, Class A seeks to offer broad, low cost exposure to long-term U.S. Treasury bonds with a minimum maturity of 10 years. The Fund seeks an investment return that approximates as closely as possible, before expenses, the performance of the Barclays Capital U.S. Long Treasury Bond Index over the long term.

16.
Target Retirement Funds, Class A (2010 – 2055) seeks to offer complete, low cost investment strategies with asset allocations which become more conservative as you near retirement. You simply select the fund with a date closest to when you expect to retire and invest accordingly. Each Fund seeks to achieve its objective by investing in a set of underlying SSgA collective trust funds representing various asset classes. Each fund (other than the SSgA Target Retirement Income Fund) is managed to a specific retirement year (target date) included in its name.

17.
U.S. Bond Index NL Fund, Class A seeks to offer broadly diversified, low cost exposure to the overall U.S. bond market.  The Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Barclays Capital U.S. Aggregate Bond Index over the long term.

18.
Invesco Stable Value Fund, Pentegra Class – The primary investment objective of the Fund will be to seek the preservation of principal and to provide interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.

19.
Reliance Trust Stable Value Fund Series 25053, Class 0 - The Fund’s objective is the safety and preservation of principal and accumulated interest for participant-initiated transactions. The interest credited to balances in the Fund will reflect both current market conditions and performance of the underlying investments in the Fund.

B.	Mutual Fund. Funds are held in a short-term mutual fund until investment trades can be placed.

C.	Employer Common Stock consists of the common stock of Kearny Financial Corp., the parent of the Employer Company.

Valuation of Account:
The Plan uses a unit system for valuing each Investment Fund, exclusive of the funds held in the short-term mutual fund.  Under this system, units represent each participant’s share in any Investment Fund.  The unit value is determined as of the close of business each regular business day (daily valuation).

Kearny Federal Savings Bank Employees' Savings & Proift Sharing Plan & Trust

Notes to Financial Statements

Note 2 – Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting:
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through common/collective trust funds. The contract values for these common/collective trust funds are based on the net asset value of the fund as reported by the investment advisor. The statements of net assets available for benefits present the fair value of the investment in the common/collective trust fund as well as the adjustment of the investment in the common/collective trust fund from fair value to contract value relating to fully benefit responsive investment contracts. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Valuation of Investments and Income Recognition:
The Plan’s investments are stated at fair value. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.

Investment Fees:
Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Notes Receivable from Participants:
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payments of Benefits:
Benefit payments are recorded when paid.

Administrative Costs:
Significant administrative costs of the Plan, other than administrative and loan fees, have been absorbed by Kearny Federal Savings Bank, the Plan sponsor.  Such costs are primarily related to audit fees and the use of sponsor company personnel to administer and account for the Plan.

Kearny Federal Savings Bank Employees' Savings & Proift Sharing Plan & Trust

Notes to Financial Statements

Note 2 – Significant Accounting Policies (continued)

Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Reclassifications:
Certain prior year balances have been reclassified to be consistent with the current year’s financial statement presentation.  The reclassifications have no material effect on net asset or operating results of the prior year.

Note 3 – Fair Value Measurement

The Plan measures its investments at fair value on a recurring basis in accordance with U.S. GAAP.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value.  The hierarchy prioritizes the inputs used in determining valuations into three levels.  The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.  The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2: Inputs to the valuation methodology include significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets or liabilities, and other observable inputs.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Kearny Federal Savings Bank Employees' Savings & Proift Sharing Plan & Trust

Notes to Financial Statements

Note 3 – Fair Value Measurement (continued)

Following is a description of the valuation methodologies used for assets measured at fair value.

Common/collective trusts: Valued by the trustee based on the current market values of the underlying assets of the common collective trusts based on information reported by the investment advisor using audited financial statements of the common/collective trust funds at year end. The Invesco Stable Value Fund is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.  The Reliance Trust Stable Value Fund has two contracts that are the primary underlying investments.  The fair value of the investments in the Plan is each of the contract’s pro-rata share of the fair value of the securities in the underlying separate accounts in which the contracts participate, times the ratio of the Plan’s guaranteed value to the respective contract’s guaranteed value.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual fund: Valued at the net asset value of shares held by the Plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan’s management believes the valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.  There have been no changes in the methodologies used as of December 31, 2014 and 2013.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual fund:
Short term funds	$ 73	$ -	$ -	$ 73
Common/collective trusts:
Balanced	-	1,807,629	-	1,807,629
Growth	-	1,524,745	-	1,524,745
Growth and Income	-	8,334,070	-	8,334,070
Real estate	-	798,984	-	798,984
U.S. Government securities	-	842,267	-	842,267
Short-term debt	-	1,173,678	-	1,173,678
Stable value	-	2,354,228	-	2,354,228
Other	-	432,039	-	432,039

Common stock:
Financial	7,620,415	-	-	7,620,415

	$ 7,620,488	$ 17,267,640	$ -	$ 24,888,128

Kearny Federal Savings Bank Employees' Savings & Proift Sharing Plan & Trust

Notes to Financial Statements

Note 3 – Fair Value Measurement (continued)

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Mutual fund:
Short term funds	$ 6,685	$ -	$ -	$ 6,685
Common/collective trusts:
Balanced	-	1,608,087	-	1,608,087
Growth	-	1,322,827	-	1,322,827
Growth and Income	-	7,620,298	-	7,620,298
Real estate	-	397,277	-	397,277
U.S. Government securities	-	622,290	-	622,290
Short-term debt	-	1,109,050	-	1,109,050
Stable value	-	2,257,590	-	2,257,590
Other	-	397,494	-	397,494

Common stock:
Financial	6,310,729	-	-	6,310,729

	$ 6,317,414	$ 15,334,913	$ -	$ 21,652,327

Note 4 – Related Party Transactions and Exempt Party-in-Interest Transactions

The Plan owns shares of Kearny Financial Corp. common stock.  The Employer Company pays for fees for accounting and other administrative services.  Additionally, certain employees and officers of the Company, who are also participants in the plan, perform administrative services for the Plan at no cost.  Participants pay for administrative fees and loan fees to Reliance Trust Company, Pentegra Retirement Services, and State Street Investor Services.

Kearny Federal Savings Bank Employees' Savings & Proift Sharing Plan & Trust

Notes to Financial Statements

Note 5 – Investments

The following table presents the fair values of investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31:

Kearny Financial Corp. common stock	$ 7,620,415	$ 6,310,729
Invesco Stable Value Fund - Pentegra Class	-	2,257,590
Reliance Trust Stable Value Fund - Series 25053	2,354,228	-
S&P Midcap Index NL Series Fund - Class A	2,380,534	2,182,929
S&P 500 Index NL Series Fund - Class A	2,096,088	1,806,667
S&P Large Cap Growth Index SL Fund - Class 1	-	1,322,827
Russell Large Cap Growth Index NL Fund - Class A	1,524,745	-
Russell Small Cap Index NL Series Fund - Class A	1,343,730	1,394,964

The net appreciation  in fair market value of investments (including gains and losses on investments bought and sold, as well as held during the year) for each significant class of investments consists of the following for the years ended December 31:

	2014	2013

Employer common stock	$ 1,117,179	$ 1,020,115
Common/collective trusts	1,457,326	2,398,774

	$ 2,574,505	$ 3,418,889

Kearny Federal Savings Bank Employees' Savings & Proift Sharing Plan & Trust

Notes to Financial Statements

Note 6 – Plan Termination

Although it has not expressed any intent to do so, the Employer Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Disbursements to participants would be made in accordance with the Plan Agreement and applicable ERISA regulations.

Note 7 – Income Tax Status

The Plan has adopted a prototype non-standardized 401(k) profit sharing plan prepared by Pentegra Retirement Services, Inc.  The prototype plan obtained its latest determination letter dated March 31, 2008, in which the Internal Revenue Service stated that the prototype plan, as then designed, complied with the applicable requirements of the Code. The Plan’s administrator and the Plan’s legal advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of  liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

Note 8 – Risks and Uncertainties

The Plan holds investments in Kearny Financial Corp. common stock, mutual funds shares and common/collective trusts whose values are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated certain investments and the level of uncertainties related to changes in the value of investments it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in participant account balances and in the statements of net assets available for benefits.

Note 9 – Subsequent Events

On January 21, 2015, the Employer Company changed its name from Kearny Federal Savings Bank to Kearny Bank.

Kearny Federal Savings Bank Employees' Savings & Proift Sharing Plan & Trust

Notes to Financial Statements

Note 10 – Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits according to the financial statements to the Form 5500 consists of the following as of December 31:

	2014	2013

Net assets available for benefits per the financial
statements	$ 25,762,689	$ 22,421,574

Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	78,026	27,384

Net assets available for benefits per the Form 5500	$ 25,840,715	$ 22,448,958

A reconciliation of net income according to the financial statements to the Form 5500 consists of the following for the years ended December 31:

	2014	2013

Net increase in net assets available for benefits	$ 3,341,115	$ 3,506,091

Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	78,026	27,384

Net income per the Form 5500	$ 3,419,141	$ 3,533,475

Kearny Federal Savings Bank Employees' Savings & Proift Sharing Plan & Trust

Notes to Financial Statements

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
EIN:  22-1032860
PN:  003
SCHEDULE H, LINE 4(i) SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014

(a)	Identity of Issuer or Borrower (b)	Description (c)	Cost (d) **	Fair Value (e)

*	Kearny Financial Corp.	Employer Common Stock	N/A	$ 7,620,415

	Mutual Fund, Short-term Fund:
	Federated Investors, Inc.	Federated Government Obligations Funds	N/A	73

	Common/Collective Trusts:
*	State Street Investors (SSG)	Conservative Strategic Balanced SL Fund - Class 1	N/A	489,516
*	State Street Investors (SSG)	Moderate Strategic Balanced SL Fund - Class 1	N/A	874,873
*	State Street Investors (SSG)	Aggressive Strategic Balanced SL Fund - Class 1	N/A	443,240
*	State Street Investors (SSG)	S&P 500 Index NL Series Fund - Class A	N/A	2,096,088
*	Reliance Trust	Stable Value Fund - Series 25053 - Class 0	N/A	2,354,228
*	State Street Investors (SSG)	S&P Midcap Index NL Series Fund - Class A	N/A	2,380,534
*	State Street Investors (SSG)	Russell Large Cap Value Index NL Series Fund - Class A	N/A	894,038
*	State Street Investors (SSG)	Russell Large Cap Growth Index NL Series Fund - Class A	N/A	1,524,745
*	State Street Investors (SSG)	Russell Small Cap Index NL Series Fund - Class A	N/A	1,343,730
*	State Street Investors (SSG)	NASDAQ 100 Index NL Series Fund - Class A	N/A	1,141,745
*	State Street Investors (SSG)	International Index NL Series Fund - Class A	N/A	477,935
*	State Street Investors (SSG)	U.S. Long Treasury Index NL Series Fund - Class A	N/A	842,267
*	State Street Investors (SSG)	REIT Index NL Series Fund - Class A	N/A	798,984
*	State Street Investors (SSG)	Short-Term Investment Fund - Class A	N/A	1,173,678
*	State Street Investors (SSG)	Target Funds 2010	N/A	940
*	State Street Investors (SSG)	Target Funds 2015	N/A	20,807
*	State Street Investors (SSG)	Target Funds 2020	N/A	39,748
*	State Street Investors (SSG)	Target Funds 2025	N/A	125,149
*	State Street Investors (SSG)	Target Funds 2030	N/A	47,836
*	State Street Investors (SSG)	Target Funds 2035	N/A	25,178
*	State Street Investors (SSG)	Target Funds 2040	N/A	7,712
*	State Street Investors (SSG)	Target Funds 2045	N/A	25,037
*	State Street Investors (SSG)	Target Funds 2050	N/A	15,198
*	State Street Investors (SSG)	Target Funds 2055	N/A	7,368
*	State Street Investors (SSG)	Target Retirement Income Non-Lending	N/A	6,823
*	State Street Investors (SSG)	U.S. Bond Index NL Fund - Class A	N/A	110,243

*	Participant loans	Interest rates range from 4.25% to 6.25%	-	951,606

				$ 25,839,734
*	Party-in-interest

**	Historical cost has not been presented since all investments are participant-directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEARNY FEDERAL SAVINGS BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

Date: June 24, 2015	By:	/s/ William C. Ledgerwood
William C. Ledgerwood
Senior Executive Vice President and Chief Operating Officer
Kearny Bank